UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GSI GROUP INC.

(Exact name of registrant as specified in its charter)

New Brunswick, Canada	001-35083	98-0110412
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

125 Middlesex Turnpike Bedford, Massachusetts	01730
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (781) 266-5700

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed.

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2014

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

GSI Group Inc. and its subsidiaries (the “Company”, we, us, our or its) evaluated our current product lines and determined that certain products that we manufacture, or contract to manufacture, contain tin, tungsten, tantalum and/or gold (the “3TG”) that are necessary to the functionality or production of our products. Based on our good faith reasonable country of origin inquiry of our suppliers, the Company concluded that our supply chain is DRC Conflict Undeterminable, as defined in Rule 13p-1 under the Securities Exchange Act of 1934, as amended. A Conflict Minerals Report is filed herewith as Exhibit 1.01 to this Form SD pursuant to Rule 13p-1 for the year ended December 31, 2014.

A copy of the Company’s Conflict Minerals Report for the year ended December 31, 2014 is also publicly available at www.gsig.investorroom.com/code-of-ethics.

Item 1.02 Exhibits

The Company has filed, as Exhibit 1.01 to this Form SD, the Conflict Minerals Report pursuant to Rule 13p-1 for the year ended December 31, 2014.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01   Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GSI Group Inc.
(Registrant)

Date: May 29, 2015	By:	/s/ Robert J. Buckley
Robert J. Buckley
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

1.01	Conflict Minerals Report